Michael A. Littman
Attorney at Law
7609 RALSTON ROAD
ARVADA, COLORADO  80002
(303) 422-8127 * (303) 431-1567 fax
malattyco@aol.com

July 5, 2011

Securities and Exchange Commission
Attn: Ryan Houseal
Division of Corporation Finance
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:	Red Mountain Resources, Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form S-1
File No. 333-164968

Dear Sir:

Enclosed with this letter is Post-Effective Amendment Number 4 to the Registration Statement on Form S-1 (“PE Amendment No. 4”) marked to indicate changes responsive to the comments in your letter, dated May 25, 2011 and material changes required as a result of Red Mountain Resources, Inc.’s (“the Company.”) recent corporate activities as discussed below.

On June 22, 2011, the Company closed on its acquisition of 100% of the outstanding equity of Black Rock Capital, Inc. (“Black Rock.”)  Concurrent with the closing of the acquisition, the following is a brief summary of corporate events that took place, as discussed in greater detail in the document:

-	Management of the Company changed.

-	There was a change of control of the Company.

-	The Company acquired certain debt obligations of Black Rock.

U.S. Securities and Exchange Commission
July 5, 2011

-	The Company acquired various oil and natural gas producing properties and is now has revenue producing operations in Texas.

-	The Company’s fiscal year end changed from January 31st to May 31st.

Since the Company was a publicly traded company, with minimal activity and Black Rock was an operating company - this merger transaction is treated as a recapitalization of Black Rock and the historical financial statements of Black Rock will superse and become those of the Company.  As a result, we have updated PE Amendment No. 4 to include the audited financial statements of Black Rock as of February 28, 2011.

In order to meet the predecessor business reporting requirements of the SEC, financial statements have been provided for Properties Acquired From MSB Energy, Inc. On June 1, 2010 and October 1, 2010 for the year preceding the June 1, 2010 acquisition by Black Rock. These acquired Properties only represented a portion of MSB Energy, Inc. (a Debtor-In-Possession in Chapter 11 Bankruptcy) oil and gas working and net revenue interests.  These two financial presentations were agreed upon with the SEC staff in a prefiling consultation with the Company and the Company’s auditors in March 2011, in order to ensure rule compliance, in the filing of the Company’s Form 8K12g3 with the SEC.

In addition, we have made revisions to Items 2, 3, 4, 6, 11 (a – n), 15 and 16 to accurately reflect changes resulting from the Company’s recent corporate activities, changes in management and its operating properties. We have attempted to mark these changes throughout the document for ease of reference.

On the following page are the responses to the comments in your letter, dated May 25, 2011.  We have provide your comments in bold with our responses under your comment.

U.S. Securities and Exchange Commission
July 5, 2011

Item 7.  Selling Security Holders, page 14

1.           We refer to the tabular disclosure of your selling security holders.  For each selling shareholder that is a legal entity, please identify the individual(s) with sole or shared voting and dispositive powers over the shares held by that selling shareholder.

We have included a column, disclosing the identity of such individual(s) to the selling security holders, to disclose the information requested.  Please see page 19 where marked (COMMENT #1).

2.           In addition, disclose whether any of the non-public entity selling shareholders are registered broker-dealers or affiliates of registered broker-dealers.  We may have further comments, depending upon your response.

We have included a sentence at the bottom of page 19 where marked (COMMENT #2) including the requested disclosure.

Item 16.  Exhibits and Financial Statement Schedules, page 36

Exhibit 5.1

3.           The penultimate paragraph of counsel’s legality opinion states that the opinion covers only matters of Wyoming law and that nothing in the opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction.  We note, however that the outside cover page of your registration indicates that your company is organized in Florida.  We further note that counsel’s opinion as to the validity, full payment and non-assessability of the shares is expressed under Florida law.  Please provide a revised opinion that eliminates the restrictions on applicable law, or alternatively provide a revised opinion which states that the opinion covers matters of Florida law.

Please see the amended and attached Exhibit 5.1.

We hope this filing satisfies your above comments.  After review of PE Amendment No. 4. if you have any further requirements, please let us know.

Sincerely,

/s/ Michael A. Littman

MAL:kjk